FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2010

EMGOLD MINING CORPORATION

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emgold Mining Corporation

(Registrant)

By:/s/ Shannon Ross

(Signature)

Shannon Ross, Accountant

Date: September 9, 2010

Item:

1. Financial Statements for the Period ended June 30, 2010;
2. Management Discussion and Analysis for the Period ended June 30, 2010;
3. Form 52-109FV2 Certification of Interim Filing - Chief Executive Officer;
4. Form 52-109FV2 Certification of Interim Filing - Chief Financial Officer;
5. News Release dated August 6, 2010.